Exhibit (d)(3)

OmniVision Technologies, Inc.

2000 Stock Plan

Prospectus

The date of this prospectus is October 22, 2001

          This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

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INTRODUCTION

          The following questions and answers give a summary of the main features of the OmniVision Technologies, Inc. 2000 Stock Plan (the “Plan”). Please read this prospectus carefully.

1.    What is the Plan?

          The Plan permits OmniVision Technologies, Inc. (“OmniVision”) to issue shares of our common stock (“Shares”) to eligible employees, directors, and consultants of OmniVision and its subsidiaries. Shares are issuable through awards (“Awards”), including:

•	stock options, and

•	stock purchase rights.

          An individual who has received one or more Awards is referred to in this prospectus as a “participant”.

2.    What is the purpose of the Plan?

          The purposes of the Plan are:

•	to attract and retain the best available personnel for positions of substantial responsibility,

•	to provide additional incentive to employees, directors and consultants, and

•	to promote the success of OmniVision’s business.

3.    How many Shares are available under the Plan?

          There are 3,000,000 Shares reserved for issuance under the Plan, plus an annual increase to be added on first day of OmniVision’s fiscal year beginning in 2002 equal to the lesser of:

•	1,500,000 shares, or

•	6% of the number of outstanding Shares as of the last day of the prior fiscal year or a lesser amount determined by the Board of Directors of OmniVision (the “Board”).

          Such Shares may be authorized but unissued Shares or reacquired Shares.

          If an Award expires or becomes unexercisable without having been fully exercised, the unpurchased Shares that were subject to the Award generally again will be available for grant or sale under the Plan. OmniVision has filed a Registration Statement covering 4,500,000 Shares issuable under the Plan with the Securities and Exchange Commission (the “SEC”).

          If OmniVision experiences a stock split, stock dividend, reclassification, or other similar change to its capital structure, the Board will adjust the number of Shares available for issuance under the Plan, the per-person numerical limits on Awards and any outstanding Awards.

4.    What should I know about this prospectus?

          This prospectus describes the main features of the Plan as of October 22, 2001. However, this prospectus does not contain all of the terms and conditions of the official Plan document. Accordingly, if there is any difference between the terms and conditions of the Plan as described in this prospectus and the provisions of the Plan document, the Plan document will govern.

ADMINISTRATION AND ELIGIBILITY

5.    Who administers the Plan?

          The Board or a committee appointed by the Board (as applicable, the “Administrator”) administers the Plan. The Administrator has all discretion and authority to administer the Plan and to control its operation including, for example, the power to:

•	select which employees, directors and consultants will be granted Awards,

•	determine the terms and conditions of each Award (which need not be the same), and

•	interpret the terms of the Plan and the outstanding Awards.

          The Administrator may make whatever rules it considers appropriate for the administration and interpretation of the Plan. All decisions made by the Administrator are final and binding on all persons.

6.    Who is eligible to participate in the Plan?

          Employees, directors and consultants of OmniVision and its subsidiaries are eligible to receive one or more Awards. For purposes of the Plan, a “subsidiary” generally is a subsidiary of OmniVision if OmniVision directly or indirectly owns at least 50% of the corporation’s voting stock.

          The Administrator has complete authority to determine which employees, directors and consultants will be selected for participation in the Plan.

7.    Does participation in the Plan affect my employment or service with OmniVision?

          No, the grant of an Award under the Plan does not affect the terms and conditions of your employment or service. OmniVision and its subsidiaries reserve the right to terminate your employment or service at any time, with or without cause, subject to the provisions of local law. The grant of your option does not entitle you to any future award, compensation or severance pay.

STOCK OPTIONS

8.    What is an option and how do I benefit from it?

          An option gives you the right to purchase a specified number of Shares for a fixed price (the “exercise price”) during a prescribed period of time. If the value of the Shares increases above your exercise price during its term, you will be able to buy the Shares at a “discount.” If the value of the Shares does not increase above your exercise price, you will not recognize a benefit from your option.

          The principal benefit of your option is the potential to profit from any increase in the value of the Shares during the period in which the option is exercisable, without risking any of your money.

          Please note that the grant and exercise of your option are subject to any United States and local laws, including, but not limited to, laws relating to securities and foreign currency, as well as any OmniVision policies that may apply to you. By accepting and exercising your option, OmniVision deems that you have authorized and directed OmniVision or any affiliate of OmniVision to disclose to OmniVision or any of its subsidiaries any information regarding your employment, the nature and amount of your compensation and the details of your participation in the Plan as OmniVision or the subsidiary finds necessary to facilitate the administration of the Plan.

9.    Are there different types of options?

          The Plan permits OmniVision to grant either incentive stock options (which are entitled to favorable federal tax treatment) (“ISOs”) or nonqualified stock options (that is, options that are not ISOs) (“NSOs”). OmniVision may grant ISOs only to persons who are employees of OmniVision or a subsidiary at the time of grant.

          After OmniVision grants an option, the principal differences to the participant between an ISO and a NSO relate to federal income tax consequences.

10.    How will I know the terms of my option?

          If OmniVision awards you an option under the Plan, OmniVision will send you a written agreement (an “option agreement”). The option agreement will show the following, all of which the Administrator determines in its discretion:

•	the exercise price of the option,

•	the expiration date of the option,

•	the maximum number of Shares that may be purchased with the option,

•	any conditions to exercise of the option, and

•	any other terms and conditions of the option.

          The option agreement also will specify whether the option is intended to be an ISO or a NSO.

          The total fair market value of the Shares (as of the time of grant) with respect to which ISOs are exercisable for the first time by any participant during any calendar year (under all plans of OmniVision and its affiliates) may not exceed $100,000.

11.    Is there a limit on the number of Shares that I may purchase?

          The Administrator has the discretion to determine the number of Shares subject to each option, except that you may not receive options covering more than a total of 500,000 Shares during any fiscal year of OmniVision. However, in connection with a participant’s initial employment or service, the Administrator may grant the participant options to purchase up to an additional 1,000,000 Shares, which will not count against the 500,000 million limit described above.

12.    What is the exercise price of my option?

          The exercise price is the price at which you may purchase a Share by exercising an option. The Administrator generally has the discretion to determine the exercise price of each option, except that the exercise price of an ISO or an NSO that is intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code (the “Code”) may not be less than 100% of the fair market value of the Shares subject to the option on the date of grant. (In rare circumstances, the exercise price of an ISO must be at least 110% of the fair market value of the Shares subject to the option at the time of grant.) However, options may be granted with a per Share exercise price of less than 100% of the fair market value of the Shares subject to the option on the date of grant pursuant to a merger or other corporate transaction.

          For purposes of the Plan, “fair market value” generally means the closing sales price of the Shares for the last market trading day prior to the day in question, as reported by Nasdaq.

13.    When can I exercise my option?

          You generally cannot immediately exercise an option granted under the Plan. Instead, an option will become exercisable (that is, it will “vest”) at the time or times shown in the option agreement, assuming that you have satisfied any conditions to vesting (for example, continued employment with OmniVision). The Administrator has full discretion to determine the vesting schedule for each option.

14.    How can I exercise my option?

          To exercise your option, you must complete an Exercise Notice and deliver it to OmniVision. OmniVision must also receive full payment of the exercise price and any applicable federal (including FICA), state and local withholding taxes. Your ability to purchase Shares through the exercise of an option is conditioned upon compliance with any laws and OmniVision policies that apply to you.

15.    How do I pay the exercise price?

          The Administrator determines how you may pay the exercise price of an option. The Administrator’s current policy is to permit payment of the exercise price:

•	in cash or by check,

•	by promissory note,

•
by the tender of already-owned Shares which (a) have been held for at least 6 months, if acquired pursuant to an exercise of stock options, and (b) have a fair market value equal to the exercise price,

•
by delivery of a properly executed exercise notice with any other documentation as the Administrator and the broker, if applicable, shall require and the delivery of the sale or loan proceeds required to pay the exercise price,

•	by cashless exercise,

•	by any combination of the foregoing methods, or

•	such other consideration to the extent permitted by applicable laws.

16.    When does my option expire?

          The Administrator, in its discretion, determines all expiration provisions that apply to options. The expiration dates for your option will be shown in your option agreement. The expiration date is the date on which your option expires and after which you no longer may exercise the option. Expiration dates may vary for different options and in different circumstances. Therefore, it is important for you to read and understand your individual option agreement.

          After an option is granted, the Administrator may, in its discretion, extend the maximum term of the option, subject to the terms of the Plan. The term of certain ISOs may not exceed 5 years from the date of grant.

17.    Can the Administrator buy out my option?

          The Administrator may at any time offer to buy out, for a payment in cash or Shares, any outstanding option, based on such terms and conditions as the Administrator establishes and communicates to you at the time the offer is made.

STOCK PURCHASE RIGHTS

18.    What are stock purchase rights?

          A stock purchase right is a right to buy Shares. The Administrator determines the terms and conditions under which Shares may be purchased pursuant to a stock purchase right granted under the Plan, including the number of Shares that may be purchased by a participant and the purchase price to be paid for the Shares. If you are granted a stock purchase right, OmniVision generally will retain the right to repurchase the Shares at their purchase price if your employment or service terminates for any reason. Shares which are subject to OmniVision’s right to repurchase are often referred to as “restricted stock”. The Administrator determines the rate at which OmniVision’s repurchase option will lapse each year.

U.S. TAX AND ERISA INFORMATION

          The following discussion is intended only as a summary of the general U.S. income tax laws that apply to Awards granted under the Plan and the sale of any Shares acquired through the Awards. However, the federal, state and local tax consequences to any particular taxpayer will depend upon his or her individual circumstances. Also, if you are not a U.S. taxpayer, the taxing jurisdiction or jurisdictions which apply to you will determine the tax effect of your participation in the Plan. Accordingly, OmniVision strongly advises you to seek the advice of a qualified tax adviser regarding your participation in the Plan.

          The following discussion assumes that the per Share exercise price of an option is less than the fair market value of a Share on the date of exercise.

19.    What are the tax effects of NSOs?

          If you are granted a NSO, you will not be required to include an amount in income at the time of grant. However, when you exercise the NSO, you will have ordinary income to the extent the value of the Shares on the date of exercise (and any cash) you receive is greater than the exercise price you pay. If you exercise a NSO through payment of the exercise price in Shares, or in a combination of Shares and cash, you will have ordinary income upon exercise to the extent that the value (on the date of exercise) of the Shares you purchase is greater than the value of the Shares you surrender, less the amount of any cash paid upon exercise.

          Any gain or loss you recognize upon the sale or exchange of Shares that you acquire generally will be treated as capital gain or loss and will be long-term or short-term depending on whether you held the Shares for more than one year. The holding period for the Shares will begin just after the time you recognize income. The amount of such gain or loss will be the difference between:

•	the amount you realize upon the sale or exchange of the Shares, and

•	the value of the Shares at the time you recognize income.

20.    What are the tax effects of ISOs?

          ISOs are intended to qualify for the special treatment available under Section 422 of the Internal Revenue Code (the “Code”). You generally are not required to include any amount in income as a result of the grant or exercise of ISOs.

          Any gain generally will be taxed at long-term capital gain rates if you sell Shares that you purchased through the exercise of an ISO:

•	more than two years after the date of grant, and

•	more than one year after the date of exercise.

          However, if you sell Shares purchased through the exercise of an ISO within the two-year or one-year holding periods described above, generally any gain up to the difference between the value of the Shares on the date of exercise and the exercise price will be treated as ordinary income. Any additional gain generally will be taxable at long-term or short-term capital gain rates, depending on whether the holding period for the Shares is more than one year.

          If you sell Shares that you purchased through the exercise of an ISO within either of the above holding periods in a transaction in which you would not recognize a loss (if sustained) (for example, a gift), the excess of the value of the Shares on the exercise date over the exercise price will be treated as ordinary income.

          Any loss that you recognize upon disposition of Shares purchased through the exercise of an ISO, whether before or after expiration of the two-year and one-year holding periods, will be treated as a capital loss. Such loss will be long-term or short-term depending on whether the holding period for the Shares is more than one year.

          If you pay the exercise price of an ISO wholly or partly in Shares purchased through the exercise of an ISO, the payment will be treated as a disposition of the Shares if the payment is made within the two-year or one-year holding periods described above. This type of a disposition generally means that you will have ordinary income with respect to the Shares disposed of, but you generally will not have additional capital gain or loss. To the extent that you pay the exercise price of an ISO with Shares other than those you purchased through an ISO, or with Shares you purchased through an ISO that have met the holding periods described above, such payment should not be treated as a taxable disposition of the Shares used as payment. If you use Shares in full payment of the exercise price of an ISO, in general that number of Shares you receive which equals the number of Shares you use as payment will have the same basis and holding period as the payment Shares, increased by any amounts treated as income on the exchange. Additional Shares that you receive will have a zero basis and a holding period that begins on the date of exercise.

21.    What about ISOs and the alternative minimum tax?

          If you are subject to the alternative minimum tax, the rules that apply to ISOs described above do not apply. Instead, alternative minimum taxable income generally is computed under the rules that apply to NSOs. If you hold ISOs and are subject to the alternative minimum tax, you should consult your tax adviser before exercising any ISOs.

22.    What are the tax effects of stock purchase rights?

          Generally, no income will be recognized by you in connection with the grant of a stock purchase right or the exercise of the right for unvested Shares, unless you file an election under Section 83(b) of the Code within thirty (30) days of the date of exercise of the stock purchase right. Otherwise, as OmniVision’s repurchase right lapses, you will recognize ordinary income when (and if) the Shares vest and no longer can be forfeited. If you make a Section 83(b) election, you will recognize ordinary income at the time you exercise a stock purchase right. However, if you later forfeit the Shares, no tax deduction is allowed with respect to the forfeiture. In all cases, the amount of ordinary income that you recognize will equal:

•	the fair market value of the Shares at the time you recognize income, less

•	the amount (if any) you pay for the Shares.

23.    What are the tax effects for OmniVision?

          OmniVision generally will receive a deduction for federal income tax purposes in connection with an Award equal to the ordinary income the participant realizes. OmniVision will be entitled to such deduction at the time that the participant recognizes the ordinary income.

          In addition, the Code contains special rules regarding the federal income tax deductibility of compensation paid to OmniVision’s Chief Executive Officer and to each of the other four most highly compensated executive officers. In general, OmniVision may deduct annual compensation OmniVision pays to any of these specified executives only to the extent that it does not exceed $1 million. However, OmniVision can preserve the deductibility found in the Code of compensation in excess of the $1 million limit if OmniVision complies with certain conditions. The Plan has been designed to permit the Administrator to grant Awards that will be fully deductible to OmniVision.

24.    Is the Plan subject to ERISA?

          The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The SEC allows OmniVision to “incorporate by reference” the information it files with the SEC, which means that OmniVision can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. OmniVision incorporates by reference the documents listed below and any future filings OmniVision makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “1934 Act”).

1.
OmniVision’s latest annual report filed pursuant to Section 13(a) or 15(d) of the 1934 Act or the latest prospectus filed pursuant to Rule 424(a) under the Securities Act of 1933 (the “1933 Act”) which contains, either directly or by incorporation by reference, audited financial statements for OmniVision’s latest fiscal year for which such statements have been filed.

2.
All other reports and proxy statements filed pursuant to Section 13(a) or 15(d) of the 1934 Act since the end of the fiscal year covered by the annual report or prospectus referred to in paragraph (1) above.

3.	The description of OmniVision’s common stock contained in OmniVision’s Registration Statement on Form 8-A, as it may have been amended from time to time.

ADDITIONAL INFORMATION ABOUT THE PLAN AND PROSPECTUS

25.    How do I pay tax withholding?

          You must pay any taxes OmniVision is required to withhold in cash or through other means as required by the Administrator.

26.    Can OmniVision change or terminate the Plan?

          The Board of Directors generally may amend or terinate the Plan at any time and for any reason. However, no amendment, suspension or termination may adversely affect your outstanding Award without your consent. Also, certain amendments must be approved by OmniVision’s stockholders.

27.    Will I receive shareholder reports?

          As a participant in the Plan, you will receive the annual reports, proxy statements and other materials OmniVision sends to its stockholders generally.

28.    Does the Plan limit a participant’s ability to resell Shares acquired under the Plan?

          Except as described below, the Plan generally places no limitations upon a participant’s ability to sell Shares acquired under the Plan. OmniVision will not receive any part of the proceeds of any such sales.

          OmniVision’s insider trading policy applies to all employees, directors, and consultants of OmniVision and its affiliates. The insider trading policy prohibits a participant from buying or selling Shares when he or she has “inside information.” Inside information is material information about OmniVision that is not yet public but that a reasonable investor would consider important in deciding whether to buy or sell Shares.

          Certain officers and directors of OmniVision may be deemed to be “affiliates” of OmniVision (within the meaning of Rule 405 under the 1933 Act). An affiliate may not resell under this prospectus any Shares acquired under the Plan. Any such resales must be either described in a separate prospectus, or, in certain instances, registered in a separate registration statement, or sold in accordance with the requirements of Rule 144 under the 1933 Act or another exemption available under the 1933 Act.

          Also, Section 16(b) of the 1934 Act permits OmniVision to recover any profit realized by certain officers, directors, and principal stockholders of OmniVision through the sale and purchase, or purchase and sale (as defined), of OmniVision’s common stock within any period of less than six months.

29.    Are Awards transferable?

          In general, Participants cannot sell, transfer, pledge, assign or otherwise alienate or hypothecate Awards granted under the Plan, other than by will or the applicable laws of descent and distribution. All rights with respect to an Award granted to you will be available during your lifetime only to you.

30.    What happens if OmniVision dissolves or is liquidated?

          In the event of OmniVision’s proposed dissolution or liquidation, the Administrator will notify you as soon as practicable prior to the effective date of the proposed transaction. The Administrator may, in its discretion, provide that your option will become vested and exercisable as to all shares subject to your option, including shares as to which the option would not otherwise be vested or exercisable, until fifteen (15) days prior to the transaction. Also, the Administrator may provide that any OmniVision repurchase option that applies to any Shares purchased upon exercise of an option or stock purchase right will lapse as to all such Shares, provided that the proposed dissolution or liquidation takes place. The option or stock purchase right will terminate immediately before the consummation of the liquidation or dissolution.

31.    What happens if OmniVision is acquired?

          In the event of OmniVision’s merger with or into another corporation, or the sale of all or substantially all of its assets, each outstanding option and stock purchase right may be assumed or substiOmniVisioned for by the successor corporation (or a parent or subsidiary or such successor corporation). If the successor corporation refuses to assume or substiOmniVisione for the outstanding options or stock purchase rights, your option or Stock Purchase Right will become vested and exercisable as to all Shares subject to the option or Stock Purchase Right, including Shares as to which the option would not otherwise be vested or exercisable. In such a case, the Administrator will notify you that the option will be fully vested and exercisable for a period of fifteen (15) days from that notice. The option or stock purchase right will terminate upon the expiration of that fifteen-day period.

32.    What if I need more information?

          OmniVision will provide you free of charge with a copy of any or all of the documents incorporated by reference in this prospectus and in the Registration Statement on Form S-8 filed with the SEC relating to the Plan

(except for any exhibits to these documents), including OmniVision’s annual report, and copies of other reports, proxy statements and communications distributed to OmniVision’s stockholders. You should direct your requests to:

          Gary Chen
          Controller
          OmniVision Technologies, Inc.
          930 Thompson Place
          Sunnyvale, CA 94085
          408-733-3030

          Copies of this prospectus, any supplements to the prospectus, and further information concerning the Plan and its administration also are available free of charge by calling or writing Gary Chen.

33.    What else should I know about this prospectus?

          OmniVision may update this prospectus in the future by furnishing to participants an appendix, memorandum, notice or replacement page containing updated information. OmniVision generally will not send you a new prospectus, except upon request. Accordingly, you should keep this prospectus for future reference.

          You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. OmniVision has not authorized anyone to provide you with different or additional information. OmniVision is not making an offer to sell any stock in any state or country where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this document.